Form 4







UNITED STATES
SECURITIES
AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4
STATEMENT OF CHANGES OF
BENEFICIAL OWNERSHIP OF SECURITIES




            FORM 4


      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            OMB Number: 3235-0287
            Expires: January 31, 2005
            Estimated average burden
            hours per response. . . . 0.5



            1.Name and Address of Reporting Person
              Neuson GmbH (prior Neuson AG)
              Haidfeldstrasse 37
              A-4060 Leonding
              Austria
              Europe

            2.Issuer Name and Ticker or Trading Symbol
              Gehl Corp      GEHL

            6.Relationship of Reporting Person(s) to Issuer
            (Check all applicable)

            Director  X 10% Owner

            Officer (give title below)  Other



            3.I.R.S. Identification Number of
            Reporting Person, if an entity (voluntary) n.a.

            4.Statement for Month/Day/Year
            December 6th 2001 - October 15th 2002

            5.If Amendment, Date of Original
            Dec 11th 2001

            7.Individual or Joint/Group Filing

            Form filed by One Reporting Person

            X  Form filed by More than One Reporting Person

      Disposed of, or Beneficially Owned
            1.Title of Security
             COMMON STOCK

          2.Transaction Date 4.Securities Acquired (A)  5.Amount of Securities
            a) 12/06/01		 4000	A	14.43		692.749
            b) 08/30/02		 1000	A	10.0798		693.749
            c) 08/30/02		 2500	A	10.06		696.249
            d) 09/03/02		 2500	A	10.10		698.749
            e) 09/03/02		  100 	A	10.00		698.849
            f) 09/03/02		 1400	A	 9.80		700.249
            g) 09/03/02		 3600	A	 9.80		703.849
            h) 09/03/02		 4900	A	10.00		708.749
            i) 09/04/02		 2500	A	 9.71		711.249
            j) 09/04/02		 2500	A	 9.70		713.749
            k) 09/05/02		  100	A	 9.75		713.849
            l) 09/05/02		  500	A	 9.75		714.349
            m) 09/05/02		 1900	A	 9.75		716.249
            n) 09/09/02		  100	A	10.00		716.349
            o) 09/09/02		 1000	A	9.9995		717.349
            p) 09/09/02		 3900	A	10.00		721.249
            q) 09/10/02		 5000	A	10.15		726.249
            r) 09/10/02		 5000	A	10.10		731.249
            s) 09/17/02		  480	A	10.20		731.729
            t) 09/17/02		 4520	A	10.20		736.249
            u) 09/18/02		  500	A	10.15		736.749
            v) 09/18/02		 1000	A	10.1496		737.749
            w) 09/18/02		 1200	A	10.11		738.949
            x) 09/18/02		 3500	A	10.15		742.449
            y) 09/18/02		 3800	A	10.11		746.249
            z) 09/18/02		 5000	A	10.10		751.249
            a1) 09/25/02	 1000	A	10.0488		752.249
            b1) 09/26/02	 5000	A	10.09		757.249
            c1) 09/26/02	 2100	A	10.10		759.349
            d1) 09/26/02	  500	A	10.09		759.849
            e1) 09/26/02	  500	A	10.10		760.349
            f1) 09/26/02	  240	A	10.10		760.589
            g1) 10/04/02	 4760	A	 9.70		765.349
            h1) 10/07/02	  500	A	10.10		765.849
            i1) 10/07/02	 1500	A	 9.70		767.349
            j1) 10/15/02

 2A.Deemed Execution Date, if any

            3.Transaction Code
            P







            6.Ownership Form: Direct (D) or Indirect (I)

		INDIRECT



            7.Nature of Indirect Beneficial Ownership


            by Neuson Corporation







      Explanation of Responses:


      This statement is filed jointly by
Neuson GmbH
(prior Neuson AG) and
its principal sharholders
Neuson Kramer Baumaschinen AG
(prior Baumschinen AG)
and Baumschinen,s principal shareholder
PIN Privatstiftung
(collectively the reporting persons).
Neuson, Baumschinen and Pin
do not admit that they constitute a group.





      Neuson GmbH

      Neuson Kramer Baumaschinen AG

      PIN Privatstiftung

      January 22nd 2003
      Date





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Last update: 09/05/2002